Exhibit 99.1

KIDOZ Inc.

Pacific Centre,

Suite 1500, 701 West Georgia Street

Vancouver BC V7Y 1C6

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Inc. 2025 Financial Results with Record H1 Revenue of USD $5,168,519 (CAD $7,278,888)

Kidoz delivers record results, reinvests in technology, and accelerates marketing to capture the next wave of AdTech growth.

Vancouver, B.C. Canada, August 21, 2025 – Kidoz Inc. (TSXV:KDOZ) (OTCQB:KDOZF) (the “Company”), announced today its unaudited condensed interim financial results for the quarter ended June 30, 2025. All amounts are presented in United States dollars and are in accordance with United States Generally Accepted Accounting Principles.

Kidoz Inc. is a global AdTech software company that powers privacy-first, high-performance mobile advertising across children, teens, families, and general audiences. Through its Kidoz Safe Ad Network and Prado division, the Company delivers compliant, contextual campaigns at scale, enabling trusted engagement for brands while maintaining the highest standards of digital safety and privacy.

Financial highlights H1 2025 include:

●	Total Revenue of $5,168,519 an increase of 21% compared to H1 2024 Total Revenue of $4,272,246.
●	Operating expenses of $4,025,174, an increase of 23% from $3,278,980 in H1 2024.
●	Net loss after tax of ($1,111,340), compared to a net loss after tax of ($1,105,233), in H1 2024.
●	Cash of $2,426,807 and working capital of $3,280,285 as at June 30, 2025, compared to cash of $2,780,517 and working capital of $4,219,588 as at December 31, 2024.
●	Negative Free Cash Flow in H1 2025 of ($346,020) compared to negative Free Cash Flow of ($742,642) in the prior year.

Financial highlights Q2 2025 include:

●	Total Revenue of $2,430,216 a decrease of 2% compared to Q2 2024 Total Revenue of $2,479,175.
●	Sales and Marketing expenditure of $598,475, an increase of 95% from $306,747 in Q2 2024.
●	Non-Capitalized R&D expenditures of $1,209,973, an increase of 48% from $817,956 in Q2 2024.
●	Operating expenses of $2,483,485, an increase of 53% from $1,627,099 in Q2 2024.
●	Net loss after tax of ($1,171,482), compared to a net loss after tax of ($385,650) in Q2 2024.

“Kidoz has recorded the highest first-half revenue in the Company’s history, and we are well positioned for continued growth in H2,” said Jason Williams, Kidoz CEO. “We are building for scale across technology, operations, and now sales. Brand advertisers are choosing Kidoz with larger budgets, and we continue to enhance our systems and inventory to meet both current and future demand. While U.S. tariff uncertainty created some headwinds in the second quarter, we are now seeing advertisers return, and we remain on track for a record performance.”

“Over the past several years, Kidoz has grown organically while building a strong balance sheet, giving us the ability to reinvest strategically in the business. Our consistent financial discipline has allowed us to expand our investment in non-capitalized technology development, ensuring our platform remains innovative and scalable. With this solid foundation, we are now significantly increasing our expenditures on marketing and sales to accelerate growth and capture a larger share of the AdTech market.”

“Kidoz has always prioritized technology investment, which has helped us establish category leadership. Today, we are also investing aggressively in sales and marketing, enabling us to win more direct and programmatic advertising opportunities. Our privacy-first targeting and gaming expertise is gaining popularity with advertisers, and management believes we are ideally positioned to capitalize on three major industry trends: privacy-first regulation, programmatic growth, and mobile gaming expansion. This strategy, combined with our unique capabilities, positions Kidoz to strengthen its leadership in the safe segment of the market while expanding into new opportunities for both youth and adult engagement.”

The Kidoz comprehensive compensation program is designed to attract, motivate, and retain top talent as we expand our business. Our compensation program combines cash compensation, performance-based annual bonuses, and equity incentives such as stock options, RSU’s and PSU’s, thereby ensuring strong alignment between employee success and shareholder value. As our business grows, we are gradually increasing staff levels and reinforcing this program to support the Company’s continued scale and innovation

To enable the Company to reward success, aid in recruiting, and retain its current employees and consultants in a challenging technology market, the Company continues to issue to its staff, consultants and directors stock option grants made in accordance with TSX Policy 4.4 and, subject to the rules of the TSX Venture Exchange in accordance with the 2024 Stock Option plan approved by the shareholders of the Company. During the quarter ended June 30, 2025, 1,930,400 stock option grants expired unexercised of which 1,250,000 had been awarded to Directors and Officers of the Company. For this year’s grant, the Company is issuing to its staff, consultants and directors 2,143,333 stock option entitling them to purchase up 2,143,333 common shares of the Company exercisable at CAD$0.25, of which 913,333 are awarded to Directors and Officers of the Company. The exercise price of CAD$0.25 is above the prior 20 day volume-weighted average price (VWAP) of CAD$0.23, and two and a half cents above today’s closing market share price of CAD$0.225 per share. In accordance with the Company’s overall compensation program, the options now being granted will vest monthly over their 5-year term. This stock option grant represents 1.6% of the total issued and outstanding shares of the Company. No RSU’s or PSU’s have been granted to date.

CAUTION REGARDING NON-GAAP FINANCIAL MEASURES

This press release refers to “Adjusted EBITDA” which is a non-GAAP financial measure that does not have a standardized meaning prescribed by GAAP. Adjusted EBITDA is not presented in accordance with, or as an alternative to, GAAP financial measures and may be different from non-GAAP measures used by other companies. These non-GAAP measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”). Investors are encouraged to review the GAAP financial measures included in the most recent Quarterly Form 6-K, including our unaudited consolidated financial statements, to aid in their analysis and understanding of our performance and in making comparisons.

We use Adjusted EBITDA internally to evaluate our performance and make financial and operational decisions that are presented in a manner that adjusts from their equivalent GAAP measures or that supplement the information provided by our GAAP measures. Adjusted EBITDA is defined by us as EBITDA (net income (loss) plus depreciation expense, amortization expense, interest, stock-based compensation and impairment of goodwill), further adjusted to exclude certain non-cash expenses and other adjustments. We use Adjusted EBITDA because we believe it more clearly highlights business trends that may not otherwise be apparent when relying solely on GAAP financial measures, since Adjusted EBITDA eliminates from our results specific financial items that have less bearing on our core operating performance.

Our Adjusted EBITDA is reconciled as follows:

	Six Months ended June 30, 2025	Six Months ended June 30, 2024	Three Months ended June 30, 2025	Three Months ended June 30, 2024
Loss after tax	$(1,111,340)	$(1,105,233)	$(1,171,482)	$(385,650)
Less :
Depreciation and amortization	90,955	153,489	45,595	45,437
Income tax (recovery) expense	(72,618)	(919)	(2,159)	(919)
Interest and other income	(6,238)	(10)	(5,764)	(4)
Stock-based compensation	89,449	172,570	45,581	104,321
Adjusted EBITDA	$(1,009,792)	$(780,103)	$(1,088,229)	$(236,815)

Non-Capitalised Development	$2,060,858	$1,573,201	$1,209,973	$817,956

For full details of the Company’s operations and financial results, please refer to the Securities and Exchange Commission website at www.sec.gov or the Kidoz Inc. corporate website at https://investor.kidoz.net or on the https://www.sedarplus.com website.

About Kidoz Inc.

Kidoz Inc. (TSXV:KDOZ) (OTCQB:KDOZF) (www.kidoz.net) is a global AdTech software company and the developer of the Kidoz Safe Ad Network, delivering privacy-first, high-performance mobile advertising for children, teens, and families, whose mission is to keep children safe in the complex digital advertising ecosystem. Kidoz also operates Prado, its wholly owned over-13 division. Through its proprietary Kidoz / Prado SDK’s, Privacy Shield, and advanced contextual targeting tools, Kidoz enables safe, compliant ad experiences that adhere to COPPA, GDPR-K, and global standards, without using location or personally identifiable information data tracking commonly used in digital advertising enabling scaled access with high quality inventory and audience engagement across teens, families, and general audiences.

The Kidoz platform helps app developers monetize their apps with safe and relevant ads, while uniting brands and families in a compliant mobile ecosystem. Google-certified and Apple-approved, the Kidoz network reaches hundreds of millions of users monthly, and is trusted by leading brands including Mattel, LEGO, Disney, and Kraft. Kidoz offers both managed and programmatic media solutions, including SSP, DSP, and Ad Exchange capabilities and provides a platform for mobile app publishers to monetize their active users through display, rich media, and video ads. Trusted by top brands and developers, Kidoz runs campaigns in over 60 countries and generates the majority of its revenue from AdTech advertising.

The Company also operates Prado, its wholly owned over-13 division. For brands, Prado enables scaled access with high quality inventory and audience engagement across teens, families, and general audiences.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 24, 2025, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.